Exhibit 2.1

ASSET PURCHASE AGREEMENT

BETWEEN

INTERDIGITAL ACQUISITION CORP.,

AS BUYER

AND

TANTIVY COMMUNICATIONS, INC.,

AS SELLER

DATED AS OF JULY 30, 2003

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EXHIBITS:

Exhibit A	Intentionally Omitted
Exhibit B	Form of Bill of Sale
Exhibit C	Form of Assignment and Assumption Agreement
Exhibit D	Form of Intellectual Property Right Assignment
Exhibit E	Form of Seller’s Legal Opinion
Exhibit F	Form of Non-Competition and Confidentiality Agreement
Exhibit G	Form of Non-Disclosure and Assignment of Ideas Agreement
Exhibit H	Form of Offer Letter and Form of Consulting Agreement
Exhibit I	Form of Lease Agreement
Exhibit J	Form of Escrow Agreement

SCHEDULES:

Schedule 1	Definitions
Schedule 2	Disclosure Schedule
Schedule 3	Financial Statements
Schedule 4	Certain Excluded Assets
Schedule 5	Assumed Contracts
Schedule 6	802.11 Patents and Smart Antenna Patents

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ASSET PURCHASE AGREEMENT

THIS ASSET PURCHASE AGREEMENT is made and entered into as of July 30, 2003, by and between Buyer and Seller.

Recitals

A. Seller is engaged primarily in the Business. While engaging in the Business, Seller has developed a portfolio of technologies, which includes, but is not limited to, innovations for all emerging mobile wireless data standards including 3GPP WCDMA, 3GPP2 CDMA2000, IEEE 802.11, and ANISI T1.723-2002 I-CDMA. These innovations include subscriber-based smart antenna solutions and are based on antenna and steering algorithm technology. While engaging in the Business, Seller also has developed a field proven, full IP-based, end-to-end solution, (based on its I-CDMA technology, which is Committee T1 approved as ANSI Standard T1.723-2002) that enables portable, wireless broadband Internet access.

B. The parent of Buyer engages in the architecture, design, and delivery of advanced wireless technology and product platforms.

C. Upon the terms and conditions of this Agreement, Seller desires to sell to Buyer, and Buyer desires to purchase from Seller, the Acquired Assets (as hereinafter defined).

Agreement

NOW, THEREFORE, in consideration of the premises and the mutual covenants and agreements herein contained, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, intending to be legally bound hereby, the parties hereto agree as follows:

ARTICLE I

DEFINITIONS

For the purpose of this Agreement, any amendments hereto and any Exhibit attached hereto or Schedule described herein, and in addition to terms defined elsewhere herein, capitalized terms used in this Agreement shall have the meanings set forth on Schedule 1 attached hereto.

ARTICLE II

PURCHASE AND SALE OF ASSETS AND PURCHASE PRICE

Section 2.01 Purchase. Subject to the terms and conditions of this Agreement, at the Closing, Seller shall sell, convey, assign, transfer and deliver to Buyer, and Buyer shall purchase and acquire from Seller, the Acquired Assets free and clear of all Encumbrances (other than Permitted Encumbrances), and Buyer shall pay the Purchase Price, all as of the Effective Time.

Notwithstanding anything to contrary contained herein, the Buyer will not assume any liabilities of the Seller, other than for obligations under the Assumed Contracts arising after the Closing.

Section 2.02 Purchase Price.

(a) The purchase price of the Acquired Assets shall consist of the Initial Purchase Price plus a contingent purchase price as described herein, in each case subject to reduction in accordance with the escrow and indemnification provisions contained herein. On the Closing Date, the Initial Purchase Price shall be payable as follows:

(i) Buyer shall pay to Seller an aggregate amount equal to Nine Million Two Hundred Thousand Dollars ($9,200,000) minus the total outstanding principal and interest on the Notes calculated as of the Closing Date, in immediately available funds; and

(ii) Buyer shall deposit in escrow the Escrow Amount to be held and dispersed in accordance with the terms of the Escrow Agreement.

(b) In addition to the Initial Purchase Price the Buyer shall pay additional cash consideration to Seller (or its successors or assigns) as follows (the “Earn-Out”):

(i) On or before February 15, 2004, the Buyer shall pay the Applicable Percentage of Net Payments received by Buyer and its Affiliates after the Closing and on or prior to December 31, 2003; and

(ii) On or before February 15 of each year beginning in 2005 and ending on February 15, 2009, the Buyer shall pay the Applicable Percentage of Net Payments received by Buyer and its Affiliates during the immediately prior calendar year; and

(iii) On or before February 15, 2010, Buyer shall pay the Applicable Percentage of Net Payments received by Buyer and its Affiliates during calendar year 2009 provided that such Net Payments were recognized by Buyer as revenues during calendar year 2008.

The “Earn-Out” shall also include (y) four percent (4%) of any Consideration attributable to the sale or assignment of all or substantially all of the 802.11 Patents and (z) one percent (1%) of any Consideration attributable to the sale or assignment of all or substantially all of the Smart Antenna Patents, in each case that (A) the Buyer has not elected to assign the Earn-Out obligations described in paragraphs (i) through (iii) of this Section 2.02(b) in connection with such sale as described in Section 8.01 hereof and (B) such sale is consummated on or prior to December 31, 2009. Notwithstanding anything to the contrary contained in this Agreement, Buyer shall not be obligated to include the 802.11 or Smart Antenna Patents in any license granted by them.

(c) Buyer shall (and shall cause its Affiliates to) keep books and records adequate to accurately determine the payments due under this Agreement. The books and records must be retained for at least two (2) years after the delivery of the royalty report to which they relate. Seller shall have the right, no more than once per calendar year, at Seller’s sole cost and expense, to have an independent certified public accountant, who shall enter into an appropriate nondisclosure agreement with Buyer, inspect all relevant books and records of Buyer and its Affiliates on seven (7) business days prior notice and during regular business hours to verify the reports and payments required to be made hereunder. The auditor shall disclose no more information than is reasonably necessary to determine the royalties owed hereunder. Should an underpayment in excess of ten percent (10%) be identified, Buyer shall pay the entire cost of the audit. In any event, Buyer shall promptly pay any underpayment together with interest at the compounded annual rate of five percent (5%). All confidential information of Buyer and/or its Affiliates that is obtained by Seller through such audit shall be held in confidence by Seller.

(d) InterDigital hereby guarantees to Seller the full and prompt payment of the Earn-Out to be paid by Buyer under this Agreement and the full and complete performance of all of Buyer’s duties and obligations under this Agreement. InterDigital’s obligations under this Section 2.02(d) shall continue until the Earn Out has been fully paid, performed and satisfied all in accordance with this Agreement. InterDigital warrants and represents to Seller that InterDigital has a direct financial interest in Buyer and will benefit directly from this Agreement.

Section 2.03 Internal Revenue Form 8594. The parties hereto agree that the sum of the Purchase Price shall be allocated among the Acquired Assets and Seller’s covenants not to compete in accordance with the fair market value of each which shall be determined in good faith by the Buyer within sixty (60) days after the Closing; and the parties hereto shall each act in a manner consistent with such determination in (i) filing Internal Revenue Form 8594, captioned “Asset Acquisition Statement under Section 1060”; (ii) paying sales and other transfer Taxes in connection with the purchase and sale of the Acquired Assets pursuant to this Agreement, except as required by a final determination of the relevant tax authorities; and (iii) for all other purposes. If, and when, Earn Out is earned by Seller pursuant to Section 2.02(b), such Earn Out shall be treated by the parties hereto in a manner consistent with Section 1060 of the Code and this Section 2.03.

ARTICLE III

CLOSING

Section 3.01 Time and Place. The Closing under this Agreement shall take place at the offices of Pepper Hamilton LLP, Suite 1600, 1201 Market Street, Wilmington, DE 19899-1709 at 2:00 p.m., local time, on the date in the introductory paragraph of this Agreement.

Section 3.02 Deliveries by Seller to Buyer. At the Closing, Seller shall deliver to Buyer:

(a) the Bill of Sale in substantially the form of Exhibit B, dated the Closing Date and duly executed by an authorized officer of Seller, transferring certain Acquired Assets to Buyer;

(b) the Assignment and Assumption Agreement in substantially the form of Exhibit C, dated the Closing Date and duly executed by an authorized officer of Seller, transferring the Acquired Assets to Buyer;

(c) assignments in substantially the form of Exhibit D of all of Seller’s Intellectual Property Rights (together with goodwill pertaining thereto) included in the Acquired Assets, dated the Closing Date and duly executed by an authorized officer of Seller;

(d) the June Balance Sheet;

(e) a certificate, dated the Closing Date and executed (x) on behalf of Seller by a duly authorized officer of Seller certifying that (i) each of the representations and warranties of Seller contained in this Agreement is true and correct, (ii) all covenants and agreements of the Seller to be performed by it on or prior to the Closing under this Agreement has been performed, and (iii) that the June Balance Sheet was prepared in conformity with GAAP, that the June Balance Sheet fairly presents the financial position of the Business as of the date thereof, and that there are no Liabilities which are required to be disclosed by GAAP other than those included therein;

(f) an opinion, dated the Closing Date, of counsel to Seller, in substantially the form of Exhibit E;

(g) a copy of Seller’s Certificate of Incorporation, as in effect immediately prior to the Closing, certified by an appropriate governmental official of the State of Delaware and dated no more than ten (10) Business Days prior to the Closing Date;

(h) a good standing certificate for Seller issued by an appropriate governmental official of the State of Delaware and from each other state in which the Seller has qualified to do business as a foreign corporation and in each case dated a date no more than ten (10) Business Days prior to the Closing Date;

(i) all Records;

(j) a certificate of Seller’s Secretary (i) certifying that the officers of such Seller executing this Agreement and the Transaction Documents have been duly elected and have the appropriate authority on behalf of Seller to enter into this Agreement and the Transaction Documents, (ii) attaching copies of resolutions of the Board of Directors of Seller authorizing and approving the execution and delivery of the Transaction Documents by Seller and the consummation by the Seller of the transactions contemplated hereby and thereby, and (iii) attaching a correct and complete copy of the By-Laws of Seller as at the Closing Date;

(k) the Required Consents indicated on Section 4.04 of the Disclosure Schedule as having been received as of the Closing Date;

(l) all documentation necessary or appropriate to convey all transferable rights under all Permits issued to Seller by any governmental agency or authority;

(m) releases from any Third Party having an Encumbrance (other than a Permitted Encumbrance) on any Acquired Assets or such other evidence of termination of such Encumbrance as is reasonably acceptable to Buyer;

(n) the Non-Competition Agreement;

(o) Non-Disclosure and Assignment of Ideas Agreements in substantially the form of Exhibit G attached hereto, dated on or before the Closing Date (to become effective on the Closing Date) and duly executed by the individuals on Section 3.02(o) of the Disclosure Schedule;

(p) offer letters or consulting agreements in substantially the form of Exhibit H attached hereto dated on or before the Closing Date (to become effective on the Closing Date), between Buyer and those employees listed on Section 3.02(o) of the Disclosure Schedule;

(q) a lease agreement in substantially the form of Exhibit I attached hereto dated the Closing Date, between Seller’s Landlord and Buyer;

(r) an escrow agreement in substantially the form of Exhibit J attached hereto dated the Closing Date, among a mutually agreeable escrow agent, Seller and Buyer;

(s) a list of all checks written by the Seller from July 1, 2003 up to and including the Closing Date (including the amount and to whom such checks were written);

(t) evidence satisfactory to Buyer that Seller has (i) provided instructions to Silicon Valley Bank and any other financial institution holding funds of Seller that all receipts of the Business to which the Buyer is entitled from and after the Effective Time shall be deposited for the account of Buyer in one or more bank accounts of Buyer; and (ii) provided notice to those debtors of Seller regarding Buyer’s purchase of the receipts of the Business; and

(u) such other documents and instruments as are reasonably required to be delivered to Buyer by Seller in order to effect the transactions contemplated by this Agreement, including vehicle titles to any certificated vehicles included among the Acquired Assets other than for the Seller’s van, title to which will be sent to Buyer promptly upon Buyer’s payoff of up to $12,500 of any amounts still owed thereon.

Section 3.03 Deliveries by Buyer to Seller. At the Closing, Buyer shall deliver to Seller the following:

(a) the Initial Purchase Price, payable in accordance with Section 2.02;

(b) the Assignment and Assumption Agreement in substantially the form of Exhibit C, dated the Closing Date and duly executed by an authorized officer of Buyer, assuming obligations of Seller under the Assumed Contracts arising after the Closing Date;

(c) an escrow agreement in substantially the form of Exhibit J attached hereto dated the Closing Date, among a mutually agreeable escrow agent, Seller and Buyer;

(d) a certificate, dated the Closing Date and executed by a duly authorized officer of Buyer, certifying (i) that the representations and warranties of Buyer contained herein are true and correct; and (ii) that all of the covenants and agreements to be performed by Buyer on or prior to the Closing under this Agreement have been performed;

(e) a certificate of Buyer’s Secretary (i) certifying that the officers of Buyer executing this Agreement and the Transaction Documents have been duly elected and have the appropriate capacity on behalf of Buyer to enter into this Agreement and the Transaction Documents, (ii) attaching copies of resolutions of the Board of Directors of the Buyer authorizing and approving the execution and delivery of this Agreement and the Transaction Documents by the Buyer and the consummation by the Buyer of the transactions contemplated hereby and thereby, and (iii) attaching a correct and complete copy of the By-Laws of Buyer as at the Closing Date; and

(f) such other documents and instruments as are reasonably required to be delivered to Seller by Buyer in order to effect the transactions contemplated by this Agreement in accordance with the terms and conditions hereof.

Section 3.04 Non-Assignable Contracts or Permits. Prior to the Effective Time, Seller shall use its commercially reasonable efforts to obtain all Required Consents and shall advise Buyer from time to time, or as requested by Buyer, regarding the status of such Required Consents. If any Required Consent to the assignment of a Contract has not been obtained as of the Effective Time, this Agreement shall not be deemed to effect an assignment of such Contract. In such a case, with respect to each such Contract, Seller agrees that it shall (a) obtain all Critical Consents, and (b) use their commercially reasonable efforts to obtain all Non-Critical Consents. Seller shall not be required to pay any consideration to a Third Party to obtain a Non-Critical Consent.

ARTICLE IV

REPRESENTATIONS AND WARRANTIES OF SELLER

The Seller represents and warrants the following to Buyer, except as set forth in the Disclosure Schedule; which Disclosure Schedule shall be arranged in paragraphs corresponding to the lettered and numbered paragraphs contained in this Article IV), and each such representation and warranty shall survive the Closing:

Section 4.01 Organization; Good Standing. The Company is a corporation duly organized, validly existing and in good standing under the laws of the State of Delaware and has the requisite corporate power and authority to own or lease and operate its properties and assets and to carry on the Business in the manner in which such Business is now being conducted. The Seller is duly authorized to conduct the Business as a foreign corporation and is in good standing under the laws of each jurisdiction where such qualification is required, except where the failure to be so qualified would not have a Material Adverse Effect. Set forth in Section 4.01 of the Disclosure Schedule is an accurate and complete list of jurisdictions where the Company is qualified to do business as a foreign corporation. The Company does not own, or have any contract to acquire any capital stock or other equity or proprietary or ownership interest, directly or indirectly, in any other business or entity.

Section 4.02 Authority; Capacity; Enforceability. Seller has the corporate power and authority to execute and deliver this Agreement and the Transaction Documents, to perform its obligations hereunder and under the Transaction Documents to be executed and delivered by it, and to consummate the transactions contemplated hereby and thereby, and has taken all necessary corporate action (including, without limitation, obtaining the consent and approval of its shareholders, to the extent required by applicable law) to authorize the execution, delivery and performance of this Agreement and the Transaction Documents to which it is a party and the consummation of the transactions contemplated hereby and thereby. This Agreement is, and the Transaction Documents to be executed and delivered by Seller will, when executed and delivered, constitute, the legal, valid and binding obligations of Seller, enforceable against Seller in accordance with its terms, except as such enforceability may be limited by the Enforceability Exceptions.

Section 4.03 No Violation. Neither the execution, delivery or performance by Seller of this Agreement or the Transaction Documents to be executed and delivered by Seller pursuant hereto, nor the consummation by Seller of the transactions contemplated hereby or thereby (a) violates or conflicts with any provision of the Certificate of Incorporation or By-Laws of Seller, (b) violates or conflicts with any law, rule or regulation or any judgment, decree, injunction or order of any court or governmental agency or authority applicable to or binding on Seller or (c) subject to the provisions of Section 4.04 and to obtaining the Non-Critical Consents (i) violates or conflicts with or constitutes a default (or an event which, with notice or lapse of time or both, would constitute a default) under or results in the termination of, or accelerates the performance required by, any term or provision of any Contract, order, arbitration award, judgment, or decree to which Seller is a party or by which it or any of its assets or properties may be bound or affected or (ii) results in the creation of any Encumbrance upon any of the Acquired Assets (other than Permitted Encumbrances). Attached in Section 4.03 of the Disclosure Schedule is a certified copy of the Company’s Certificate of Incorporation and a copy of the Company’s By Laws, each of which are in the form in full force and effect at the Closing.

Section 4.04 Required Consents. Except for the Required Consents, all of which are listed on Section 4.04 of the Disclosure Schedule, no authorization, consent, approval, order or filing with or notice to any court, governmental agency, instrumentality or authority, is necessary for the execution and delivery of this Agreement by Seller or any Transaction Document or the consummation by Seller of the transactions contemplated hereby or thereby. There are no Critical Consents other than those listed under the heading “Critical Consents” on Section 4.04 of the Disclosure Schedule. Seller’s obligations with regard to Non Critical Consents is set forth in Section 3.04.

Section 4.05 Title to Properties.

(a) Fixed Assets. Set forth in Section 4.05(a) of the Disclosure Schedule is an accurate and complete list of all Fixed Assets as of the date of this Agreement and as of the Effective Date.

(b) Title to Acquired Assets. Except as set forth in Section 4.05(b) of the Disclosure Schedule, Seller has good, valid, marketable and undivided title to all of the Acquired Assets, free and clear of all Encumbrances. At the Effective Time, the only Encumbrances attaching to any of the Acquired Assets will be Permitted Encumbrances.

Section 4.06 Condition of Assets. Except as set forth in Section 4.06of the Disclosure Schedule, the Fixed Assets are in good operating condition and repair adequate for its present use, reasonable wear and tear excepted. Seller has access to all utilities, including water and sewage, necessary to operate the Business and the Acquired Assets in the ordinary course consistent with past practices, and there are no unpaid assessments for the installation thereof or charges for making connection thereto that have not been fully paid.

Section 4.07 Completeness of Assets Transferred. Upon the consummation of the transactions contemplated by this Agreement, Buyer will own, lease or have access to all assets and rights required for the continued operation of the Business on a basis consistent, individually and in the aggregate, in all material respects with the operation of the Business immediately prior to the date of this Agreement.

Section 4.08 Financial Statements. Attached as Schedule 3 hereto are the Financial Statements. Except as set forth in Section 4.08 of the Disclosure Schedule, the Financial Statements have been prepared from the books and records of Seller in conformity with GAAP consistently applied and maintained throughout the applicable periods, and fairly present, the financial position and the results of its operations and cash flows of the Business as of the respective dates thereof and for the respective periods then ended. Since December 31, 2000, the Seller has not changed any of the accounting methods used by it unless required by GAAP, made any material tax election or change or revoked any material tax election already made, adopted, requested or consented to any new material tax accounting method, changed any material tax accounting method unless required by applicable law, settled any material tax claim or assessment or consented to any material tax claim or assessment or any waiver of the statute of limitations for any such claim or assessment.

Section 4.09 Litigation. Except as set forth in Section 4.09 of the Disclosure Schedule, there are no claims of any kind or any actions, suits, proceedings, arbitrations or investigations pending or, to the best of the Seller’s Knowledge, threatened in any court or before any governmental agency or instrumentality or arbitration panel or otherwise against the Seller or the Acquired Assets, or which would prevent the performance of this Agreement or any of the transactions contemplated hereby, or which declare the same unlawful or cause the rescission thereof. The Seller is not in violation of any judgment, decree, injunction or order applicable to the Business or the Acquired Assets.

Section 4.10 Contracts and Commitments. Section 4.10 of the Disclosure Schedule contains an accurate and complete list of all Material Contracts in effect on the date of this Agreement. Seller has delivered to Buyer correct and complete copies of each Material Contract and, except as set forth in Section 4.10 of the Disclosure Schedule, there is no default by Seller or, to Seller’s Knowledge, by any other party, under any Material Contract, and no condition or state of facts exists which, with the giving of notice or the passage of time, or both, would constitute such a default by Seller or, to Seller’s Knowledge, by any other party. Each of the Material Contracts is in full force and effect, is the legal, valid, binding and obligation of Seller and, subject to the Enforceability Exceptions, is enforceable against Seller in accordance with its terms. To Seller’s Knowledge, each of the Material Contracts is the legal, valid, binding and obligation of the other parties thereto and, subject to the Enforceability Exceptions, is enforceable against the other parties thereto in accordance with its terms. No Event of Default

(as defined in the Notes) has occurred under either of the Notes and no breach has occurred by Seller under the memorandum of Understanding between Buyer and Seller dated April 3, 2003.

Section 4.11 Compliance with Law. Except as set forth in Section 4.11 of the Disclosure Schedule:

(a) The Company, the Business and the Acquired Assets have been operated in all material respects in compliance with all applicable laws, rules, regulations, ordinances, and standards of all governmental authorities (federal, state, local and otherwise); and

(b) Seller has all Permits necessary for the present conduct of the Business and the Acquired Assets (all of which are accurately and completely listed on Part 1 of Section 4.11of the Disclosure Schedule), all such Permits are in full force and effect, all such Permits are transferable to Buyer (except as disclosed on Part 2 of Section 4.11of the Disclosure Schedule) and Seller is not operating the Business or the Acquired Assets in violation of any such Permits, there is no default by Seller thereunder and, to Seller’s Knowledge, no suspension or cancellation of any of them is being threatened.

Section 4.12 Employees. Section 4.12 of the Disclosure Schedule contains an accurate and complete list of the names, titles and rates of compensation of all employees of the Business. Since December 31, 2002, there has not been any increase in compensation payable to or to become payable to any employees of the Business (whether for salary, bonus, severance, stay-pay or otherwise), except for (a) regular increases granted in the ordinary course of the Business and consistent with past practice of the Business to officers of Seller all of which are accurately and completely set forth in Section 4.12 of the Disclosure Schedule and (b) regular increases granted in the ordinary course of the Business and consistent with past practice of the Business to employees of Seller who are not officers of Seller. Except as disclosed in Section 4.12 of the Disclosure Schedule, there are no grievances, actions, suits or proceedings which are pending against Seller or, to Seller’s Knowledge, are threatened by or involving any of the employees, former employees or beneficiaries of employees of the Business with respect to their employment or benefits incident thereto, whether before the National Labor Relations Board or otherwise, and including, without limitation, any unfair labor practice complaint. Except as set forth in Section 4.12 of the Disclosure Schedule, there is no union representation of employees of the Business, or any strike, slowdown, work stoppage or lockout, or to Seller’s Knowledge, any threat of any of the foregoing, including, without limitation, activities or proceedings of any labor union to organize Seller’s employees. Except as set forth in Section 4.12 of the Disclosure Schedule, the Seller is not a party to nor bound by any collective bargaining agreement. Seller has not heretofore incurred any liability under, and Seller has heretofore complied with, the WARN Act. Section 4.12 of the Disclosure Schedule (x) is a complete and correct list of (1) all former employees of Seller terminated or laid off by Seller during the 90 days prior to the date of this Agreement and (2) all employees of Seller who have experienced a reduction in hours of work of more than 50% during any month during the 90 days prior to the date of this Agreement, and (y) completely and correctly describes all notices given by Seller in connection with the WARN Act.

Section 4.13 Employee Agreements and Benefit Plans.

(a) Section 4.13(a) of the Disclosure Schedule contains an accurate and complete list of all Employee Plans. Seller has made available to Buyer a correct and complete copy of each such Employee Plan.

(b) None of the Employee Plans is a “multiemployer plan” within the meaning of Section 3(37) of ERISA. Except as set forth in Section 4.13(b) of the Disclosure Schedule, neither Seller nor any of its ERISA Affiliates is required to contribute, nor has Seller or any of its ERISA Affiliates ever been required, to contribute to or otherwise had any liability with respect to, any such multiemployer plan. Except as set forth on Section 4.13(b) of the Disclosure Schedule, neither Seller nor any of its ERISA Affiliates maintains, sponsors or has any obligation with respect to (or has ever maintained, sponsored or had any obligation with respect to) any plan subject to Title IV of ERISA. Without limiting the generality of any other representation contained in this Agreement, there exists no Encumbrance on any of the Acquired Assets arising under Sections 302(f) or 4068(a) of ERISA or Section 412(n) of the Code.

(c) The Seller has valid and binding retention agreements with each of the employees listed on Section 4.13(c) of the Disclosure Schedule which require the Seller to pay such employee the amounts set forth at the times and under the conditions set forth on Section 4.13(c) of the Disclosure Schedule.

Section 4.14 Absence of Certain Changes, Events or Conditions. Since December 31, 2002, and except as set forth in Section 4.14 of the Disclosure Schedule, (a) the Business has been conducted only in the ordinary course on a basis consistent with past practice; (b) there has not been any change in the Acquired Assets or the Business which, individually or in the aggregate, could reasonably be expected to have a Material Adverse Effect; (c) Seller has not entered into, adopted or amended, or altered the contribution policies under, any Employee Plan (other than as are applicable generally to the employees of Seller); (d) there has not been any damage, destruction or loss (whether or not covered by insurance) with respect to any property or asset of Seller which could reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect; (e) there has not been any change in the application of GAAP to the Seller’s Financial Statements; (f) there has not been any revaluation by Seller of any asset (including, without limitation, with respect to inventory, notes or accounts receivable), other than in the ordinary course of business on a basis consistent with past practice, or any failure by Seller to revalue any of its assets in accordance with GAAP; (g) Seller has not declared, set aside or paid any dividend or other distribution (whether in cash, capital stock, rights thereto or other assets, securities or property or any combination thereof) in respect of any class or series of its capital stock; (h) since April 3, 2003, Seller has not acquired, sold, leased, mortgaged, encumbered or disposed of any assets (other than inventory, if any) or securities with a value, individually or in the aggregate, in excess of $10,000, or entered into any commitment to do any of the foregoing or entered into any material commitment or transaction outside the ordinary course of business consistent, in all material respects, with past practice; (i) Seller has not modified, amended or terminated any of the Material Contracts or any confidentiality agreements, or waived, released or assigned any rights or claims under any of the foregoing, except in the ordinary course of business and consistent with past practice; and, (j) Seller has not materially reduced the price of any of its products or services generally.

Section 4.15 Taxes. Except as set forth in Section 4.15 of the Disclosure Schedule, Seller has complied with the obligation to file, all federal, state, county, local and foreign Tax returns and reports of Seller required by law to be filed as of the date hereof. Any and all such returns and reports which are not yet due prior to the Effective Time will be filed by Seller as and when required by law. All federal, state, local, foreign and any other Taxes (including all withholding and employment Taxes), assessments (including interest and penalties), fees and other governmental charges with respect to the employees, properties, assets, income or franchises of Seller which have become due and payable have been paid, except for any of the same which Seller is contesting in good faith by appropriate proceedings and are accurately and completely described in Section 4.15 of the Disclosure Schedule. Any and all such Taxes which are not yet due prior to the Effective Time will be paid by Seller as and when required by law. There is no Tax deficiency which has resulted or which could result in Encumbrances or claims on any of the Acquired Assets or on Buyer’s title thereto or use thereof, or which could result in any claim against Buyer. No property of Seller is subject to any tax lien, other than those which arise by operation of law with respect to taxes that are not yet due or payable. Seller has withheld and paid all taxes required to have been withheld and paid in connection with any amounts paid of owing to any employee, stockholder, or any other Third Party and all Forms W-2 and 1099 required with respect thereto have been properly completed and timely filed.

Section 4.16 Intellectual Property.

(a) Set forth in Section 4.16(a) of the Disclosure Schedule is an accurate and complete list and description (showing in each case any product, device, process, service, business or publication covered thereby, the registered or other owner, expiration date and number, if any) of all Copyrights, Patent Rights, Trademarks and Trade Secrets (including all assumed or fictitious names under which Seller is conducting or has within the previous five years conducted its business) in whole or in part, owned by, licensed to or otherwise material to Seller and which is related to the Business. In addition, Section 4.16(a) of the Disclosure Schedule shall include the next date that a maintenance or renewal fee or the submittal of papers is required for any of the foregoing.

(b) Set forth in Section 4.16(b) of the Disclosure Schedule is an accurate and complete list and description (showing in each case any owner, licensor or licensee) of all Software owned by, licensed to or used by Seller, provided that Section 4.16(b) of the Disclosure Schedule does not list Software licensed to Seller that is available in consumer retail stores and subject to “shrink-wrap” license agreements.

(c) Set forth in Section 4.16(c) of the Disclosure Schedule is an accurate and complete list and description (showing in each case the parties thereto) of all agreements, Contracts, licenses, sublicenses, assignments and indemnities which relate to (i) any Copyrights, Patent Rights or Trademarks listed in Section 4.16(a) of the Disclosure Schedule or (ii) any Trade Secrets licensed to or used by Seller or (iii) any Software listed in Section 4.16(b) of the Disclosure Schedule.

(d) Except as set forth in Section 4.16(d) of the Disclosure Schedule, Seller owns the entire right, title and interest in and to the Intellectual Property and the Software included in the Acquired Assets, free and clear of any Encumbrance and the Intellectual Property has not been licensed to any Person.

(e) To Seller’s Knowledge: (i) all registrations for Copyrights, Patent Rights and Trademarks identified in Section 4.16(a) of the Disclosure Schedule are valid and in force, and all applications to register any unregistered Copyrights, Patent Rights and Trademarks so identified are pending and in good standing, all without challenge of any kind; (ii) the Intellectual Property is valid and enforceable and has been continuously used and not abandoned and all applicable maintenance and renewal fees have been paid (except to the extent that IPR is obligated to maintain and pay such fees); and (iii) Seller has the sole and exclusive right to bring actions for infringement, misappropriation or unauthorized use of the Intellectual Property and Software included in the Acquired Assets (except as such rights have been granted to IPR). Correct and complete copies of: (x) registrations for all registered Copyrights, Patent Rights and Trademarks identified in Section 4.16(a) of the Disclosure Schedule; and (y) all pending applications to register unregistered Copyrights, Patent Rights and Trademarks identified in Section 4.16(a) of the Disclosure Schedule (together with any subsequent correspondence or filings relating to the foregoing) have heretofore been delivered by Seller to Buyer.

(f) To Seller’s Knowledge, no infringement, misappropriation or other violation of any Intellectual Property or Intellectual Property Right of any other Person has occurred or results in any way from the use and exploitation of the Acquired Assets, no claim of any infringement, misappropriation or other violation of any Intellectual Property or Intellectual Property Right of any other Person has been made or asserted against Seller relating to the Acquired Assets and Seller has not had notice of, or Knowledge of any basis for, a claim against Seller that its operations, activities, products, software, equipment, machinery or processes infringe any Intellectual Property or Intellectual Property Right of any other Person.

(g) Except as set forth in Section 4.16(g) of the Disclosure Schedule, the Software included in the Acquired Assets is not subject to any transfer, assignment, site, equipment, or other operational limitations.

(h) Except as set forth in Section 4.16(h)of the Disclosure Schedule, all employees, agents, consultants or contractors who have contributed to or participated in the creation or development of any of the Acquired Assets or any predecessor in interest thereto either: (i) is a party to a “work-made-for-hire” agreement under which Seller is deemed to be the original owner/author of all property rights therein; or (ii) has executed an assignment or an agreement to assign in favor of Seller (or such predecessor in interest, as applicable) of all right, title and interest in such material.

(i) Except as otherwise expressly stated in Section 4.16(i) of the Disclosure Schedule, no person or entity has an interest or right in or to any improvements, modifications, enhancements, or derivatives to any of the Seller’s Intellectual Property. Upon consummation of the transaction, all of the Seller’s Intellectual Property will be fully transferable, alienable or licensable by the Buyer without restriction and without payment of any kind to any Third Party.

Section 4.17 Accounts Receivable; Customer Relationships; Vendor Relationships. All accounts receivable arising out of the Business that are reflected on the June Balance Sheet represent bona fide obligations of the respective account debtors due and owing to Seller and arising in the ordinary course of the Business and, except for the reserves for doubtful account reflected in the June Balance Sheet are or will be enforceable in accordance with their terms, and to Seller’s Knowledge, not subject to any counterclaim existing at Closing that is not reserved for on the June Balance Sheet. Section 4.17 of the Disclosure Schedule contains a list of the twenty five (25) largest customers with which Seller conducted business during each of the twelve month periods ended December 31, 2002, 2001 and 2000 (determined by the dollar amount of sales made by Seller to the customers during the applicable period for goods and/or services provided by Seller). Except as set forth in Section 4.17 of the Disclosure Schedule, to Seller’s Knowledge, no reason exists why each of the twenty five (25) largest customers with which Seller conducted business during the twelve months ended December 31, 2002 (determined by the dollar amount of sales made by Seller to the customers during the applicable period for goods and/or services provided by Seller) will not continue to do business with Seller in all material respects in accordance with the terms and conditions in existence on the date of this Agreement, and Seller has not received any notice that any of such customers are seeking or intend to seek to cancel, terminate, amend, modify, revoke or supplement its current purchase arrangements with Seller in any material respect. Except as set forth in Section 4.17 of the Disclosure Schedule, to Seller’s Knowledge, no reason exists why each of the twenty five (25) largest vendors with which Seller conducted business during the twelve months ended December 31, 2002 (determined by the dollar amount of purchases made by Seller during the applicable period for goods and/or services provided by Seller’s vendors) will not continue to do business with Seller in all material respects in accordance with the terms and conditions in existence on the date of this Agreement, and Seller has not received any notice that any of such vendors are seeking or intend to seek to cancel, terminate, amend, modify, revoke or supplement its current supply arrangements with Seller in any material respect. All invoices for services rendered by Seller have been prepared in accordance with the terms of its transcription services contracts with its customers and there has been no over billing of accounts.

Section 4.18 Powers of Attorney. Except as set forth in Section 4.18 of the Disclosure Schedule, there are no outstanding powers of attorney executed on behalf of Seller.

Section 4.19 Product Warranties and Liabilities. Seller has not given or made any express warranties to Third Parties with respect to any products sold or services performed by it, except for warranties arising by operation of law. There are no pending or, to Seller’s Knowledge, threatened warranty claims, or legal proceedings relating to warranty claims, whether on the basis of warranties offered by Seller, warranties offered by any manufacturer of items of Inventory or otherwise, which if adversely determined could reasonably be expected to result in a liability, individually or in the aggregate, in excess of $10,000. Seller is insured under the Liabilities Policies for and against any claim for damage to person or property (subject to deductibles and other terms correctly summarized therein). Except as set forth in Section 4.19 of the Disclosure Schedule, Seller has provided notice to its insurance carriers of all claims which may be covered by the Liabilities Policies and which are presently pending against it and no insurance carrier has denied coverage, reserved rights against Seller, or otherwise interposed any defense to coverage with respect to any such claims.

Section 4.20 Brokers’ Fees. Seller has no liability or obligation to pay any fees or commissions to any broker, finder or agent with respect to the transactions contemplated by this Agreement.

Section 4.21 No Undisclosed Liabilities. Except as set forth in Section 4.21 of the Disclosure Schedule, to Seller’s Knowledge, Seller does not have any Liability, except for (i) Liabilities reflected or reserved against in the balance sheet included in the Financial Statement and (ii) Liabilities which have arisen after December 31, 2002 in the ordinary course of business consistent with past custom and practice (none of which is material unless disclosed in the June Balance Sheet and none of which results from, arises out of, relates to, is in the nature of, or was caused by any breach of contract, breach of warranty, tort, infringement or violation of law).

Section 4.22 No Material Misstatements/Omissions. None of the representations or warranties set forth in this Agreement, nor any of the information provided to Buyer by or on behalf of Seller in connection with this Agreement, contains any untrue statement of material fact, or omits to state a material fact necessary to make the statements contained herein or therein, in light of the circumstances in which they were made, not misleading.

Section 4.23 Solvency. After giving effect to the transactions contemplated hereby and in all of the Transaction Documents, the Company is solvent, has assets having a fair value in excess of the amount required to pay its probable liabilities on its existing debts as they become absolute and mature, and has the ability to pay its debts from time to time incurred in connection therewith as such debts mature.

Section 4.24 Anechoic Chamber. The Company’s anechoic chamber is performing in accordance with the specifications for which it was purchased, a copy of which specifications are attached as Section 4.24of the Disclosure Schedule.

ARTICLE V

REPRESENTATIONS AND WARRANTIES OF BUYER

Buyer (and InterDigital with respect to Section 5.02 only), represents and warrants the following to Seller, and each such representation and warranty shall survive the Closing:

Section 5.01 Organization and Standing. Buyer is a corporation duly organized, validly existing and in good standing under the laws of the State of Delaware with the corporate power and authority to conduct its business and to own and lease its properties and assets.

Section 5.02 Corporate Authority. Buyer has the corporate power and authority to execute and deliver this Agreement and the Transaction Documents to be executed and delivered by it in connection with this Agreement, to perform its obligations hereunder and under the Transaction Documents to be executed and delivered by it, and to consummate the transactions contemplated hereby and thereby, and has taken all necessary corporate action to authorize the execution, delivery and performance of this Agreement and the Transaction Documents and the consummation of the transactions contemplated hereby and thereby. This Agreement is, and the Transaction Documents to be executed and delivered by Buyer and the transactions contemplated hereby and thereby constitute the legal, valid and binding obligations of Buyer, enforceable against Buyer in accordance with their respective terms, except as such enforceability may be limited by the Enforceability Exceptions. InterDigital has the corporate power and authority to make the guaranty pursuant to Section 2.02(d) hereof and has taken all corporate action necessary to authorize the guaranty contemplated thereby.

Section 5.03 No Violation. Neither the execution, delivery or performance by Buyer of this Agreement or the other documents or instruments to be executed and delivered by Buyer pursuant hereto, nor the consummation by Buyer of the transactions contemplated hereby or thereby (a) violates any provision of the certificate of incorporation or by-laws of Buyer, or (b) violates or conflicts with any applicable law, rule or regulation, or any judgment, decree, injunction or order of any court or governmental agency or authority.

Section 5.04 Broker’s Fees. Buyer has no liability or obligation to pay any fees or commissions to any broker, finder or agent with respect to the transactions contemplated by this Agreement.

ARTICLE VI

CERTAIN ADDITIONAL AGREEMENTS AND

COVENANTS OF THE PARTIES

Section 6.01 Public Announcements. Buyer and Seller shall mutually agree on any announcement or correspondence with or to the public or customers, suppliers or employees of Seller about the terms and conditions of this Agreement or the transactions contemplated hereby unless such announcement is required by law in the good faith opinion of counsel and in such a case, the announcing or corresponding party will notify the other party and provide it in advance with a copy of the public disclosure and a reasonable opportunity to comment on such proposed disclosure.

Section 6.02 Bulk Sales Laws. The parties waive compliance with the provisions of any bulk transfer law which applies to the transactions contemplated by this Agreement and Seller agrees to indemnify and hold Buyer harmless from any liability, cost or expense or other Damages Buyer incurs because of the foregoing noncompliance.

Section 6.03 Items Received after Effective Time. Seller shall promptly pay or transfer to Buyer, if and when received, any amounts or other items which shall be received by Seller after the Effective Time in respect of any receivables or other Acquired Assets transferred and assigned to Buyer.

Section 6.04 Access to Records. Buyer agrees that on and after the Closing it will permit Seller and Seller’s respective representatives during normal business hours to have reasonable access to and examine and make copies of all of the Records which are delivered to Buyer pursuant hereto provided that Seller states that such information is required in connection with the preparation of tax returns or audits, litigation (other than claims, litigation or proceedings between Buyer, on the one hand, and Seller, on the other hand) or another bona fide business purpose. Except with respect to claims, litigation or proceedings between Buyer, on the one hand, and Seller, on the other hand, Buyer also agrees that it will make information available to Seller as reasonably requested by Seller in connection with litigation (including any adversary proceeding, investigation, audit or similar action pursued by any governmental agency) involving the Business or Acquired Assets for which Seller has retained liability under this Agreement. Upon reasonable request of Buyer, Seller will make available the personnel and payroll records of Seller’s former employees. Buyer hereby agrees to indemnify, defend and hold Seller harmless for any and all claims made by Seller’s former employees against Seller that arise or result from Seller providing Buyer with access to the personnel and payroll records of Seller’s former employees. Seller shall, in accordance with the provisions of the Non-Competition Agreement, maintain the confidentiality of any Confidential Information which is delivered to one or more of them pursuant to this Section 6.04. Seller agrees that on and after the Closing it will permit Buyer and its representatives during normal business hours to have reasonable access to and examine and make copies of all of the Records which are retained by Seller as of the Closing Date. Except with respect to claims, litigation or proceedings between Buyer, on the one hand, and Seller, on the other hand, Seller also agrees that it will cooperate with Buyer in connection with litigation (including any adversary proceeding, investigation, audit or similar action pursued by any governmental agency) involving the Business or Acquired Assets. All Records which are delivered to Buyer under this Agreement will be preserved by Buyer and all Records which are retained by Seller under this Agreement will be preserved by Seller, in each case, for a period of seven (7) years following the Closing Date.

Section 6.05 Further Assurances. Each party shall at the request of the other party do and perform or cause to be done and performed all such further acts and furnish, execute and deliver such other documents, instruments, certificates, notices or other further assurances as counsel for the requesting party may reasonably request, from time to time after the Closing Date, to consummate more effectively the transactions contemplated by this Agreement or to vest in Buyer all of Seller’s right, title and interest in the Acquired Assets or the Business, including obtaining the consents listed in Section 4.04 of the Disclosure Schedule.

Section 6.06 Expenses; Sales and Other Transfer Taxes. Except as otherwise provided in this Agreement, each party will pay all fees and expenses incurred by it in connection with this Agreement and the transactions contemplated hereby; provided, however, that all Transfer Taxes, if any, shall be borne one-half by Buyer and one-half by Seller (“Seller’s Portion”). Buyer shall refund Seller for the amount of any Transfer Taxes paid by Seller in excess of Seller’s Portion. Seller agrees to cooperate with Buyer and to take such actions as are reasonably necessary and requested by Buyer to obtain a refund of any Transfer Taxes paid. Buyer agrees to pay any expenses associated with seeking such refund.

Section 6.07 Tax Matters; Financial and Other Reports.

(a) Whenever any taxing authority sends a notice of an audit, initiates an examination of Seller with regard to the Business or the Acquired Assets, or otherwise asserts a claim, makes an assessment or disputes the amount of Taxes with regard to the Business or the Acquired Assets: (i) for any taxable period for which Seller is or may be liable; or (ii) for any taxable period that involves an issue that could potentially affect a taxable period for which

Seller is or may be liable, Buyer, when informed thereof, shall promptly inform Seller, and Seller shall have the right to control any resulting proceedings and to determine whether and when to settle any such claim, assessment or dispute to the extent such proceedings or determinations affect the amount of Taxes for which Seller is liable under this Agreement; provided that Buyer has had a reasonable opportunity to review and approve such settlement or contest, which approval shall not be unreasonably withheld. Buyer shall be liable, for any Tax liability imposed on Seller with respect to the Acquired Assets or the Business for any period after the Effective Time. Whenever any taxing authority sends a notice of an audit, initiates an examination of Buyer with regard to the Business or the Acquired Assets or otherwise asserts a claim, makes an assessment or disputes the amount of Taxes with regard to the Business or the Acquired Assets for any taxable period for which Buyer is liable, or for any taxable period that involves an issue that could potentially affect a taxable period for which Buyer is or may be liable, Seller, when informed thereof, shall promptly inform Buyer, and Buyer shall have the right to control any resulting proceedings and to determine whether and when to settle any such claim, assessment or dispute, except to the extent such proceedings affect the amount of Taxes for which Seller is liable under this Agreement.

(b) Buyer, on the one hand, and Seller, on the other hand, shall provide the other with such assistance as may reasonably be requested by either of them in connection with any of the following to the extent the same relates to the Business or the Acquired Assets: (i) the preparation and/or audit of any financial statements, reports or other filings required to be made with the Securities and Exchange Commission, (ii) the preparation of any Tax return, (iii) any audit or other examination by any taxing authority, or (iv) judicial or administration proceedings relating to liability for Taxes in connection with the Business or the Acquired Assets; and each will retain and provide the other with any records or information which may be relevant thereto. Such assistance shall include making employees available on a mutually convenient basis to provide additional information and explanation of any material provided hereunder, and shall include providing copies of any relevant information, data, reports, property, ad valorem or similar Tax returns and supporting work schedules. The party requesting assistance hereunder shall reimburse the other for reasonable expenses incurred in providing such assistance.

Without limiting in any way the foregoing provisions of this Section 6.07, Buyer hereby agrees that it will retain copies of all Records or information which may be relevant to the Tax returns or obligations of Seller with regard to the Business or the Acquired Assets for all taxable periods which include the Effective Time, and that such Records and information shall be maintained for a period of seven (7) years. During such period, Buyer will not destroy or otherwise dispose of such Records or information without first providing Seller with a reasonable opportunity to review and copy the same.

Section 6.08 Post-Closing Covenants.

(a) Seller hereby agrees that it will not distribute or otherwise transfer any portion of the Purchase Price to its stockholders prior to paying all of its Liabilities or reserving an amount of cash sufficient for the future payment of such Liabilities prior to paying all of its Liabilities or reserving an amount of cash sufficient for the future payment of such Liabilities.

(b) Seller agrees that it shall have the right to request assistance from or otherwise utilize the services of its former employees then employed by Buyer in connection with the winding-up or dissolving of the Company provided such use is outside of Buyer’s regular business hours, is at Seller’s sole cost and expense, and does not exceed twenty-four (24) hours in the aggregate for all such employees in any calendar month.

(c) Seller shall cause each appropriate officer or former officer of Seller to assist in the audit of any prior financial statements and to provide whatever management representations, certifications and other information as are reasonably requested by Berman Hopkins Wright & Laham CPAs, LLP (or such other accounting firm as is reasonably acceptable to Buyer) in connection with their audit of such financial statements. Immediately after the Closing, Seller shall cause such officer to print out as many reports as necessary from its computer system to support Seller’s 2001 and 2002 financial statements.

(d) Seller shall engage the accounting firm of Berman Hopkins Wright & Laham CPAs, LLP (or such other accounting firm as is reasonably acceptable to Buyer) to audit the Financial Statements (or such subset thereof as may be requested by Buyer) with the audit to be completed within sixty (60) days following the Closing (the “Audit”). The accountants shall be permitted to review the work papers of all accountants and others used or prepared in connection with the preparation of the Financial Statements, and Seller and its current officers shall cooperate fully with the accountants in connection with the Audit. In conducting the Audit, the accountants shall make all adjustments to the Financial Statements as shall be necessary in order for the Financial Statements to meet the requirements of and to be in conformity with GAAP consistently applied and maintained throughout the applicable periods, and to fairly present the financial position and the results of its operations and cash flows of the Business as of the respective dates thereof and for the respective periods then ended. The fees and disbursements of the accountants for this purpose shall be paid by Buyer up to an aggregate total amount of $35,000, unless approved in advance, in writing, by Buyer. Seller shall have no obligation to pay any fees or disbursements of the accountants other than for amounts received from Buyer for such purpose.

(e) Seller shall confirm to Buyer, within thirty (30) days after the Closing Date, that it has either paid or reserved in cash for all of its Liabilities.

(f) Seller shall use its respective commercially reasonable efforts to obtain all necessary Third Party consents required in connection with the transfer to Buyer of each Contract and Permit which consent has not been obtained prior to Closing, if any, and shall advise Buyer from time to time, or as requested by Buyer, regarding the status of such consents.

(g) Seller shall pay each of the employees listed on Section 4.13(c) of the Disclosure Schedule the amounts set forth and at the times set forth on Section 4.13(c) of the Disclosure Schedule, provided that each such employee remains employed by the Buyer or an Affiliate of Buyer at the time of payment.

(h) Seller agrees that without the prior, written consent of Buyer in each instance, Seller will not modify, waive or terminate rights it has against any current or former directors, employees or consultants, (whether under written or oral agreements, under common law or otherwise), concerning non-disclosure, use of information, assignment of intellectual property rights, enforceability, specific enforcement and survival. Seller agrees to assign any such rights to Buyer, without charge, upon request. Seller also hereby constitutes and appoints Buyer, and each officer of Buyer acting on behalf of Buyer, as Seller’s true and lawful attorney-in-fact and agent, with full power of substitution and resubstitution, for Seller and in Seller’s name, place and stead, in any and all capacities, to enforce Seller’s rights described in the prior sentence, granting unto said attorneys-in fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as Seller might or could do itself, hereby ratifying and confirming all that said attorneys-in fact and agents, or any of them, or his, her or their substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

ARTICLE VII

INDEMNITY

Section 7.01 Indemnity by Seller. Subject to the terms and conditions of this Article VII, notwithstanding any investigation made by or on behalf of Buyer, Seller hereby agrees to indemnify, defend and hold harmless Buyer and its Affiliates (and their respective successors and assigns) at any time after the Closing, until the expiration of the applicable statutory limitations periods, from and against all Damages, which may be asserted against, imposed upon or required by law, order or judgment applicable to, Buyer or any of its Affiliates, directly or indirectly, by reason of or resulting from: (a) a misstatement in or omission from any representation made by, or breach of any warranty of, Seller contained in, or made pursuant to, this Agreement or any of the Transaction Documents; (b) the breach by Seller of any covenant or agreement of Seller contained in, or made pursuant to, this Agreement or any of the Transaction Documents; (c) any Liability of Seller, other than any Liability expressly assumed pursuant to the Assignment and Assumption Agreement; (d) any liability for brokerage or finders’ fees or other commissions based on agreements, arrangements or understandings made by Seller for services rendered for or on behalf of Seller in connection with the transactions contemplated hereby or thereby; or, (e) any failure by Seller to obtain a Critical Consent on or before the 60th day after the Closing Date, provided such failure is not due to the Buyer’s failure to take a reasonable action required by the party granting the Critical Consent (not including the payment of any funds) and provided further that Buyer received notice from the Seller of such required action on or before the 46th day after the Closing Date.

Section 7.02 Indemnity by Buyer. Subject to the terms and conditions of this Article VII, Buyer hereby agrees to indemnify, defend and hold harmless Seller (and their respective successors and assigns) at any time after the Closing, until the expiration of the applicable statutory limitations periods, from and against all Damages which may be asserted against, imposed upon or required by law, order or judgment made applicable to Seller, directly or indirectly, by reason of or resulting from: (a) a misstatement or omission from any representation made by or breach of any warranty of Buyer contained in, or made pursuant to, this Agreement or any of the Transaction Documents; (b) the breach by Buyer of any covenant or agreement of Buyer contained in, or made pursuant to, this Agreement; or (c) any liability for brokerage or finders’ fees or other commissions based on agreements, arrangements or understandings made by Buyer for services rendered for or on behalf of Buyer in connection with the transactions contemplated hereby or thereby.

Section 7.03 Limitations. Notwithstanding anything contained in this Agreement to the contrary,

(a) Seller shall not be liable to indemnify Buyer for any Damages pursuant to Section 7.01(a) (except for Damages for breaches of any of the representations and warranties set forth in Section 4.01, Section 4.02, Section 4.03, Section 4.05(b), Section 4.20 or Section 4.22) for which Buyer does not notify Seller (as described in Section 7.04(a)) prior to the tenth (10th) Business Day following the first anniversary of the Closing Date or which exceed the Escrow Amount, except to the extent of any unpaid Earn Out as more fully described herein; and

(b) Buyer shall not be liable to indemnify Seller for any Damages pursuant to Section 7.02(a) (except for Damages for misstatements in or omissions from any of the representations and warranties set forth in Section 5.01, Section 5.02, Section 5.03 and Section 5.04), for which Seller does not notify Buyer (as described in Section 7.04(a)) prior to the tenth (10th) Business Day following the first anniversary of the Closing Date or which exceed the Escrow Amount.

Section 7.04 Indemnity Procedures. The following terms and conditions shall govern the obligations and liabilities of either party to indemnify the other under Section 7.01 or Section 7.02 with respect to Claims made by Third Parties, subject to the limitations set forth in Section 7.03.

(a) The Indemnified Party shall give the Indemnifying Party prompt notice and a reasonably detailed description of any such Claim (including but not limited to the assertion of any such Claim) to the extent then known by the Indemnified Party and, subject to the provisions of Section 7.04(b), the Indemnifying Party shall undertake and control the defense thereof by reputable counsel chosen by it, subject to the approval of the Indemnified Party which consent shall not be unreasonably withheld. The failure to promptly notify the Indemnifying Party of a Claim shall relieve such party of its obligations with respect to such Claim but only to the limited extent that the failure to so notify materially prejudices the Indemnifying Party’s ability to defend such Claim. Any such defense may be conducted in the name and on behalf of the Indemnifying Party or the Indemnified Party, as may be appropriate.

(b) The Indemnified Party shall be entitled to join any defense of a Claim at its sole cost and expense. If any Claim is asserted and the Indemnifying Party fails to contest and defend such Claim within a reasonable period of time after the Indemnified Party’s notice is given, then the Indemnified Party may take such reasonable action in connection therewith as the Indemnified Party deems necessary or desirable, including controlling the defense of such Claim, subject to the provisions of clause (d) below, and retaining counsel of its own choosing with the reasonable costs and expenses of such defense (including, without limitation, the reasonable fees and disbursements of one separate counsel (and additional local counsels) incurred in connection with such defense) being borne by the Indemnifying Party. The reimbursement for all reasonable costs and expenses incurred by an Indemnified Party pursuant to this clause (b) shall be paid as and when incurred within thirty (30) days after receipt of an invoice therefor.

(c) If requested by the Indemnifying Party, the Indemnified Party agrees to cooperate with the Indemnifying Party and its counsel, including permitting reasonable access to books and records, in defending any Claim which the Indemnifying Party elects to defend or, if appropriate, in making any counterclaim against the person asserting the Claim, or any cross-complaint against any person, but the Indemnifying Party will reimburse the Indemnified Party for reasonable out-of-pocket costs (but not the cost of employee time expended) incurred by the Indemnified Party in so cooperating.

(d) The Indemnified Party shall not settle or compromise such Claim without the prior written consent of the Indemnifying Party, which consent shall not be unreasonably withheld. At the request of the Indemnifying Party, the Indemnified Party shall settle a Claim, provided that (i) such settlement involves only the payment of monetary damages and no injunctive relief binding on the Indemnified Party, and such monetary damages are paid by the Indemnifying Party (subject to any limits contained in Section 7.03 above to the extent applicable in accordance therewith), (ii) the Indemnified Party does not admit any liability, and (iii) the Indemnified Party is released from all further liability with respect to such Claim.

(e) If at any time the Seller owes any amounts to Buyer pursuant to the indemnification obligations of this Article VII, then at Buyer’s election, the Buyer may set-off any portion or all of such amounts payable by Buyer to Seller pursuant to the indemnification obligations of this Article VII against any unpaid Earn Out. If Buyer intends to set-off any amounts hereunder, Buyer agrees to notify the Seller. Buyer and Seller each agree to send a representative with binding decision-making authority to meet and to try to resolve any such Claim in good faith within thirty (30) days after Buyer notifies Seller of its intent to set-off. If the parties are unable to resolve the issue within such thirty (30) day period, then the Buyer shall set-off such amounts. If the set-off relates to a third party Claim, then upon resolution of such Claim, in the event that the Buyer had set-off a greater amount than the Damages with respect to such Claim, Buyer shall return such excess amounts, including interest thereon accrued at the Prime Rate as adjusted from time to time to Seller. If the set-off relates to a direct Claim, then upon resolution of such Claim, in the event that the Buyer had set-off a greater amount than the Damages with respect to such Claim, Buyer shall return such excess amounts, including interest thereon accrued at the Prime Rate as adjusted from time to time, to Seller. Nothing in this Section shall inhibit the Seller’s right to recover any amounts which were wrongfully set-off from the Earn-Out, including interest thereon accrued at the Prime Rate as adjusted from time to time.

Section 7.05 Characterization of Indemnity Payments. All payments made pursuant to Article VII shall be deemed, for tax purposes, to be an adjustment to the Purchase Price.

ARTICLE VIII

MISCELLANEOUS

Section 8.01 Assignment; No Third-Party Rights. This Agreement shall be binding upon and shall inure to the benefit of, and be enforceable by, the parties hereto and their successors and permitted assigns. This Agreement may not be assigned by either party without the prior written consent of the other, except that: Buyer may, without the prior written consent of Seller, assign this Agreement and the rights of Buyer hereunder, in whole or in part, to any majority owned subsidiary(ies) of Buyer or to any parent(s) of Buyer or any subsidiary(ies) of any parent(s). The Earn-Out obligations of Buyer may also be assumed (a) without the prior written consent of Seller, by any Affiliate of Buyer or (b) with the consent of Seller, not to be unreasonably withheld, by any Third Party acquiring all or substantially all of the 802.11 Patents or Smart Antenna Patents, as more fully described herein. No assignment of any terms of this Agreement shall relieve the assigning party of responsibility for the performance of any of its obligations hereunder. Nothing herein is intended to, nor shall it, create any rights in any person other than the parties hereto and their respective successors and permitted assigns.

Section 8.02 Entire Agreement. This Agreement, together with the documents incorporated by reference and the agreements to be executed in connection herewith and the Confidentiality Agreement, sets forth the entire agreement and understanding of the parties in respect of the transactions contemplated hereby and supersedes all prior agreements, arrangements and understandings relating to the subject matter hereof. Notwithstanding the foregoing, all agreements between Seller and Buyer or any Affiliate of Buyer shall remain in full force and effect through the Closing. All Schedules and Exhibits and any documents and instruments delivered pursuant to any provisions hereof are expressly made a part of this Agreement as fully as though completely set forth herein.

Section 8.03 Section and Other Headings; Number. The section and other headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement. Words used in this Agreement in the singular number shall be held to include the plural, and vice versa, unless the context requires otherwise.

Section 8.04 Notices. All notices and other communications by any party hereunder shall be in writing to the other party and shall be deemed to have been duly given (a) on the date delivered if delivered personally; or (b) on the next Business Day following the date of deposit (i) in United States first-class express mail, postage prepaid, or (ii) with an overnight courier service guaranteeing next-Business Day delivery; with a duplicate copy by facsimile transmission; in any case addressed and faxed as follows:

If to Seller:

Tantivy Communications, Inc.

c/o Edwards & Angell, LLP

One North Clematis Street, Suite 400

West Palm Beach, Florida 33401-5552

Fax: 561-655-8719

Attn: John G. Igoe, Esquire

If to Buyer:

InterDigital Acquisition Corp.

300 Delaware Ave., Suite 527

Wilmington, Delaware 19801

Fax: 610-878-5671

Attention: General Counsel

With a copy (which shall not constitute notice) to:

Pepper Hamilton LLP

3000 Two Logan Square

18th & Arch Streets

Philadelphia, PA 19103

Fax: 215-981-4750

Attn: Robert A. Friedel, Esq.

or to such other address as the person to whom notice is to be given may have previously furnished to the other in writing in the manner set forth above.

Section 8.05 Severability. If any provision of this Agreement, including any phrase, sentence, clause, Section or subsection is inoperative or unenforceable for any reason, such circumstances shall not have the effect of rendering the provision in question inoperative or unenforceable in any other case or circumstance, or of rendering any other provision or provisions herein contained invalid, inoperative or unenforceable to any extent whatsoever.

Section 8.06 Amendment; Waiver, etc. No amendment, modification or discharge of this Agreement, and no waiver hereunder, shall be valid or binding unless set forth in writing and duly executed by the party against whom enforcement of the amendment, modification, discharge or waiver is sought. Any such waiver shall constitute a waiver only with respect to the specific matter described in such writing and shall in no way impair the rights of the party granting such waiver in any other respect or at any other time. Neither the waiver by either of the parties hereto of a breach of or a default under any of the provisions of this Agreement, nor the failure by any of the parties, on one or more occasions, to enforce any of the provisions of this Agreement or to exercise any right or privilege hereunder, shall be construed as a waiver of any other breach or default of a similar nature, or as a waiver of any of such provisions, rights or privileges hereunder. The rights and remedies of any party based upon, arising out of or otherwise in respect of any inaccuracy or breach of any representation, warranty, covenant or agreement or failure to fulfill any condition shall in no way be limited by the fact that the act, omission, occurrence or other state of facts upon which any claim of any such inaccuracy or breach is based may also be the subject matter of any other representation, warranty, covenant or agreements to which there is no inaccuracy or breach.

Section 8.07 Law Governing. This Agreement shall be governed by, and construed and enforced in accordance with, the laws of the State of Delaware without regard to its conflict of law rules.

Section 8.08 Jurisdiction; Service of Process. Any action or proceeding seeking to enforce any provision of, or based on any right arising out of, this Agreement shall be brought against either of the parties exclusively in the courts of the United States of America, State of Delaware, County of New Castle or, if it has or can acquire jurisdiction, in the United States District Court for the District of Delaware (or any successor district thereto which encompasses the town of Wilmington, Delaware), and each of the parties consents to the jurisdiction of such courts (and of the appropriate appellate courts) in any such action or proceeding and waives any objection to venue laid therein. Enforcement of any decision rendered in accordance with the preceding sentence may be sought in any forum anywhere in the world which has jurisdiction over the party against whom such enforcement is sought. Process in any action or proceeding referred to in the first sentence of this provision may be served on any party anywhere in the world and may be made, and shall be effective for all purposes if made, in accordance with Section 8.04 above.

Section 8.09 Counterparts; Facsimile Signatures. This Agreement may be executed in two or more counterparts, including by facsimile signature, each of which shall be deemed an original but all of which taken together shall constitute one and the same instrument.

Section 8.10 Specific Performance. The parties hereby acknowledge and agree that the failure of any party to perform its agreements and covenants hereunder or under the Confidentiality Agreement will cause irreparable injury to the other parties, for which damages, even if available, will not be an adequate remedy. Accordingly, in the event of a breach or a threatened breach hereof, each party hereby consents to the issuance of injunctive relief by any court of competent jurisdiction to compel performance of such party’s obligations and to the granting by any court of the remedy of specific performance of its obligations hereunder without the requirement that a bond be posted.

Section 8.11 Construction. The parties hereto have participated jointly in the negotiation and drafting of this Agreement. In the event an ambiguity or question of intent or interpretation arises, this Agreement shall be construed as if drafted jointly by the parties and no presumption or burden of proof shall arise favoring or disfavoring any party by virtue of the authorship of any of the provisions of this Agreement. Any reference to any federal, state, local, or foreign statute or law shall be deemed also to refer to all rules and regulations promulgated thereunder, unless the context requires otherwise. The word “including” shall mean including without limitation.

[The remainder of this page is intentionally blank. Signature pages follow.]

IN WITNESS WHEREOF, each of the parties hereto have caused this Agreement to be executed by its respective officers thereunto duly authorized as of the date first above written.

BUYER:		SELLER:

INTERDIGITAL ACQUISITION CORP.		TANTIVY COMMUNICATIONS, INC.

By:	/s/ William J. Merritt	By:	/s/ Lisa M. Kolb
Name:	William J. Merritt	Name:	Lisa M. Kolb
Title:	President	Title:	President and CAO

GUARANTOR (for purposes of Section 2.02(d) only):

INTERDIGITAL COMMUNICATIONS CORPORATION

By:	/s/ Howard E. Goldberg
Name:	Howard E. Goldberg
Title:	President and CEO

SCHEDULE 1

DEFINITIONS

“802.11” means a family of Wireless Local Area Network (WLAN) standards designated 802.11x and developed before or after the Effective Date by IEEE, in each case which provide technical solutions for wireless high speed local area data.

“802.11 Intellectual Property” means Seller’s Intellectual Property relating to 802.11.

“802.11 Patents” means the Patent Rights identified on part (a) of Schedule 6.

“802.11 Products” means Products, the manufacture, sale or use of which in the absence of a license would infringe 802.11 Patents.

“Acquired Assets” means all of the assets and properties (of every kind, nature, character and description, whether real, personal or mixed and whether tangible or intangible) owned or leased by Seller (other than the Excluded Assets), including, without limitation, the following:

(a) the Fixed Assets, including, but not limited to, the anechoic chamber;

(b) Inventory, if any;

(c) the Intellectual Property, including but not limited to all rights to sue and collect damages for past infringement;

(d) the Software;

(e) all Internet addresses, email addresses, telephone numbers and facsimile numbers, to the extent permitted by the telephone company or Internet service provider;

(f) the prepaid expenses of the Business;

(g) all of Seller’s rights in, to and under the Assumed Contracts;

(h) all of Seller’s rights in, to and under the Permits, to the extent transferable;

(i) the Records;

(j) all accounts and notes receivable;

(k) all cash and cash equivalents (as defined by GAAP) in excess of $50,000;

(l) all claims or causes of action, and all benefits to the extent they arise from such claims or causes of action, related to events, facts or circumstances which occurred prior to the Effective Time; and

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(m) all intangible assets, goodwill and going concern value attributable to the Business;

provided, however, that notwithstanding anything to the contrary herein contained, the term “Acquired Assets” shall not include any of the following assets of the Business (which shall be retained by Seller and are hereinafter referred to as the “Excluded Assets”):

(i) any books and records of the Business which are expressly by the terms of this Agreement excluded from the Records;

(ii) all rights of Seller under this Agreement, including the Purchase Price;

(iii) the corporate charter, qualifications to conduct business as a foreign corporation, arrangements with registered agents relating to foreign qualifications, taxpayer and other identification numbers, seals, minute books, stock transfer books, blank stock certificates, and other documents relating to the organization, maintenance, and existence of Seller as a corporation;

(iv) all assets of the Employee Plans, 401(k) assets, and any related trusts and contracts and policies of insurance;

(v) up to $50,000 in cash and cash equivalents (as defined by GAAP); and

(vi) any other assets listed in Schedule 4 attached hereto.

“Acquisition Proposal” means any proposal or offer with respect to any effort or attempt by, any corporation, partnership, person, or other entity or group, other than Buyer and its subsidiaries, affiliates, officers, employees, representatives, and agents, concerning (a) any merger, sale of substantial assets, sale of shares of capital stock or similar transaction involving Seller; (b) the sale, disposition or other transfer of any of its Intellectual Property or assets that are necessary to continue existing, on-going technology development; or (c)(i) any exclusive license for the out-licensing of Seller’s Intellectual Property; (ii) any exclusive marketing, sales, distribution or agency agreement related to Seller’s Intellectual Property; (iii) with respect to its Smart Antenna technology and Patents, any agreement for out-licensing of such technology and/or Patents or the granting of a non-assertion of infringement as regards such technology and/or Patents, (iv) with respect to any other Intellectual Property, to enter into any agreement for out-licensing or any non-assert agreement for less than fair market value and/or with up-front payments in lieu of future payments (e.g., prepaid royalties); or (v) a definitive written agreement with QUALCOMM Incorporated or any of its affiliates containing a license for or a non-assertion of infringement relating to any of Seller’s Intellectual Property.

“Affiliate” of a Person shall mean any other Person directly or indirectly controlling, under common control with, or controlled by such Person and, as applied to a corporation, shall include any officer, director, or record or beneficial owner of 20% or more of the outstanding capital stock of any class of the corporation and, as applied to a limited liability company or limited partnership, shall include any officer, managing member or general partner,

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as applicable, or beneficial owner of 20% or more of the outstanding membership interests of the limited liability company or partnership, interests of the limited partnership, as applicable. For purposes of the definition of Affiliate, “control” when used with respect to any specific Person, means the power to direct the management and policies of such Person, directly or indirectly, whether through the ownership of voting securities, by contract or otherwise; and the terms “controlling” and “controlled” have meanings relative to the foregoing.

“Agreement” shall mean the Asset Purchase Agreement to which this Schedule 1 applies.

“Applicable Percentage” shall mean: (a) four percent (4%) with respect to 802.11 Intellectual Property, and (b) one percent (1%) with respect to Smart Antenna Intellectual Property.

“Assumed Contracts” means those Contracts listed on Schedule 5 attached hereto.

“Binary Code” means Computer Program code that loads and executes without further processing by a software compiler or linker, or that results when Source Code is processed by a software compiler.

“Business” shall mean the business of developing wireless data communications technology.

“Business Day” means any day other than a Saturday, Sunday or a day on which banks are authorized to close in the State of Pennsylvania.

“Buyer” shall mean InterDigital Acquisition Corp., a Delaware corporation.

“Buyer Intellectual Property” means Intellectual Property owned or licensable by Buyer or a Buyer Affiliate.

“Claims” shall mean any and all indemnity claims by Buyer under Section 7.01 and any and all indemnity claims by Seller under Section 7.02.

“Closing” means the closing for which provision is made in Section 3.01.

“Closing Date” means the date of the Closing.

“Code” means the Internal Revenue Code of 1986, as amended.

“Company” shall mean Tantivy Communications, Inc., a Delaware corporation.

“Computer Program” means a list of steps or list of statements and/or instructions which are capable when incorporated in a machine-readable medium of causing a computer to indicate, perform or achieve particular functions, tasks or results.

“Confidential Information” means any information that is not generally available to the public as of the date hereof (it being understood that information made available subject to

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a contractual or fiduciary duty of confidentiality shall not be deemed to be “generally available to the public” for purposes of this Agreement), whether in oral, electronic, visual or written form, including, without limitation, processes, services, products, plans, intentions, pricing, intellectual property rights, trade secrets, know-how, methods, techniques, algorithms, engineering concepts, product specifications, models, descriptions, drawings, samples, demonstrations, manufacturing processes, operating procedures, strategic planning information, marketing strategies, customer and employee relations, research and development efforts, development tools, marketing information, sales, suppliers, customers, and financial data.

“Confidentiality Agreement” shall mean that Non-Disclosure Agreement dated December 17, 2001, by and between Seller and Buyer.

“Consideration” means (a) gross cash received, plus (b) the fair market value of any securities received, plus (c) the value of any non-cash consideration received (as valued by Buyer, in its good faith discretion); provided, however, that the aggregate non-cash consideration (i) shall not exceed $250,000 received with respect to each Qualifying License during the period in which any Earn-Out is payable and (ii) shall not exceed $4,000,000 received from the sale(s) of all or substantially all of the 802.11 Patents or $4,000,000 received from the sale(s) of all or substantially all of the Smart Antenna Patents. Notwithstanding the foregoing, where non-cash consideration is received by Buyer as an ancillary component in a transaction, no value shall be attributed to such non-cash consideration. For example, and not by way of exclusion, cross licenses received in connection with a royalty bearing patent license and non-asserts shall not be deemed to have value. In contrast, patent transfers or licenses with sublicensing rights shall not be deemed to be ancillary components and will be deemed to have value.

“Contracts” means all contracts, agreements, understandings, arrangements, commitments, sales orders, product quotations, purchase orders to which Seller is a party or by which Seller is bound and that relate to the Business or the Acquired Assets; provided, however, the term “Contracts” shall not include any Employee Plan.

“Copyrights” means United States or foreign copyrights, copyrightable works and maskworks, whether registered or unregistered and pending applications to register the same and any other works of authorship owned by Seller, whether registered or unregistered, databases, and semiconductor chip/mask works, including any United States and foreign registrations for, or applications to register, any of the foregoing, and all moral rights thereto under the laws of any jurisdiction.

“Critical Consents” means those consents listed as “Critical Consents” on Section 4.04 of the Disclosure Schedule, and all other consents, authorizations or approvals for the assignment, sale, transfer or conveyance to Buyer by Seller of Seller’s right, title and interest in, to or under the Acquired Assets that are reasonably necessary for (a) the continuation of development of (i) the family of Wireless Local Area Network (WLAN) standards designated 802.xx or (ii) Smart Antenna Intellectual Property, or (b) the transition of the Business from Seller to Buyer, or (c) reasonably necessary to utilize the Intellectual Property Rights conveyed pursuant to this Agreement and the Transaction Documents. By way of clarification, a consent, authorization or approval shall be determined to be a Critical Consent based on the definition above and not as a result of the failure to designate it as a “Critical Consent” on Section 4.04 of

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the Disclosure Schedule, notwithstanding any other disclosure in the Agreement or any Transaction Document.

“Damages” means demands, claims, actions or causes of action, assessments, losses, damages (including, without limitation, consequential and special damages and punitive damages), liabilities, obligations, diminution in value, penalties, fines, costs and expenses (including, without limitation, reasonable fees and expenses of counsel, consultants and experts incurred in the defense or prosecution of any matter).

“Disclosure Schedule” shall mean the disclosure schedule attached as Schedule 2 to this Agreement.

“Documentation” means all documentation, whether in written or electronic format, in the Business’ possession, custody or control pertaining to the Owned Software, including, the System Documentation and User Documentation for the Software, any marketing materials, the Owned Software-related contents of Web pages, product specifications, flow charts, diagrams, algorithms, other design documentation, training manuals, bug lists, and any electronic machine-readable and Source Code versions of the same, and a summary of the Business’ current promotional activity with respect to the Owned Software, any and all Owned Software-related answer books or other records of customer service issues and/or responses, and any and all written notes, plans and other documentation describing problems with respect to the Owned Software and proposed and implemented solutions therefor, if any, written proposals with respect to future development of the Owned Software, or other matters related to the use, operation, development, or enhancement of the Owned Software.

“Earn-Out” shall have the meaning set forth in Section 2.02(b) of the Agreement.

“Effective Time” means 12:01 a.m. on the Closing Date.

“Employee Plans” means all written employment agreements, all pension, retirement, profit sharing and bonus plans, and all deferred compensation, health, welfare, all severance arrangements and other similar plans for the benefit of any of the employees of the Business including, without limitation, employee plans subject to ERISA.

“Encumbrance” means any mortgage, pledge, security interest, lien, charge, reservation, exception, encroachment, easement, right-of-way, covenant, condition, restriction, lease or other similar title exception or encumbrance.

“Enforceability Exceptions” means applicable bankruptcy, insolvency, reorganization, moratorium or other similar laws now or hereafter in effect affecting the enforcement of creditors’ rights generally and except that the enforceability is subject to general principles of equity, regardless of whether such enforceability is considered in a proceeding in equity or at law.

“ERISA” means the Employee Retirement Income Security Act of 1974, as amended.

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“ERISA Affiliate” means, with respect to any entity (i) a member of any “controlled group” (as defined in Section 414(b) of the Code) of which that entity is also a member, (ii) a trade or business, whether or not incorporated, under common control (within the meaning of Section 414(c) of the Code) with that entity, or (iii) a member of any affiliated service group (within the meaning of Section 414(m) of the Code) of which that entity is also a member.

“Escrow Agreement” shall mean the form of Escrow Agreement attached as Exhibit J to be entered into on the Closing Date among the Seller, Buyer and a mutually agreed upon escrow agent.

“Escrow Amount” shall mean an amount equal to Two Million Three Hundred Thousand Dollars ($2,300,000).

“Exhibit” means any of the exhibits attached to and made a part of this Agreement.

“Financial Statements” shall mean correct and complete copies of the unaudited balance sheets and statements of income and cash flows of the Company for the fiscal years ended December 31, 2001 and 2002 and an unaudited balance sheet and unaudited statements of income and cash flows for each of the months of January through and including June and for the six months ended June 27, 2003.

“Fixed Assets” means all machinery, equipment, tools, furniture, furnishings, vehicles and other assets characterized as “fixed assets” under GAAP that are owned or leased by Seller.

“GAAP” means United States generally accepted accounting principles, consistently applied and maintained throughout the applicable period(s).

“Indemnified Party” shall mean the party to be indemnified under Section 7.01 or Section 7.02.

“Indemnifying Party” shall mean the party with the indemnification obligation under Section 7.01 or Section 7.02.

“Initial Purchase Price” shall mean Eleven Million Five Hundred Thousand Dollars ($11,500,000).

“Intellectual Property” means Copyrights, Patent Rights, Software, Trademarks and Trade Secrets, including but not limited to the name “Tantivy,” all domain names owned by Seller and the content of all websites owned by Seller.

“Intellectual Property Rights” means any rights at law and/or derived under any and all agreements, contracts, licenses, sublicenses, assignments and indemnities that relate to or pertain to any Intellectual Property.

“InterDigital” means InterDigital Communications Corporation.

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“Inventory” means all finished products, work-in-progress, raw materials, spare parts, packaging and supplies.

“IPR” means IPR Holdings Delaware, Inc.

“June Balance Sheet” shall mean a balance sheet of the Company setting forth the financial condition of the Company as of June 27, 2003 which is prepared from the books and records of Seller in conformity with GAAP, and which fairly presents the financial position of the Business as of the date thereof.

“Known to Buyer” or “to Buyer’s Knowledge” means, with respect to a specific matter, any information known, after reasonable inquiry, by any of the officers or directors of Buyer.

“Known to Seller” or “to Seller’s Knowledge” means, with respect to a specific matter, any information known, after reasonable inquiry, by any of the officers or directors of Seller.

“Leased Real Property” means real property set forth on Section 4.05(a) of the Disclosure Schedule leased by Seller, as lessee or sublessee, and the improvements thereon.

“Liability” means any liability (whether known or unknown, whether asserted or unasserted, whether absolute or contingent, whether accrued or unaccrued, whether liquidated or unliquidated, whether due or to become due, and whether required in accordance with GAAP to be set forth on the face of the Financial Statements or the notes thereto), including (without limitation) any liability for Taxes.

“Liability Policies” means those policies of insurance relating to product or general liability listed in Section 4.19 of the Disclosure Schedule.

“Material Adverse Effect” means, as to Seller, as to the Business or as to the Acquired Assets, a material adverse effect on the operations, assets, liabilities, prospects, condition (financial or otherwise), results of operations, cash flow or the transactions contemplated by this Agreement.

“Material Contract” means any Contract other than: (i) any Contract made or entered into in the ordinary course of the Business for the sale of products at prices consistent with the past practices of the Business which involves less than $25,000 per fiscal year in sales; (ii) any Contract for the purchase of materials, supplies or equipment entered into in the ordinary course of the Business which involves an expenditure per fiscal year less than $25,000; or (iii) any Contracts not described in the preceding clauses (i) and (ii) involving liabilities and obligations of less than $25,000 per fiscal year in the aggregate; provided, however, that each confidentiality agreement and Intellectual Property license shall be deemed to be a Material Contract.

“Net Payments” means the Consideration that Buyer or a Buyer Affiliate receives from Third Parties pursuant to a Qualifying License and that is attributable (as further described below) to Smart Antenna Intellectual Property or 802.11 Intellectual Property, minus Third Party

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commissions, taxes, direct expenses associated with the Qualifying Licenses (limited to travel and lodging costs associated with obtaining a Qualifying License on an unbundled basis and costs including attorneys’ fees, if any, related to enforcement or collection of a Qualifying License), the cost of packing, insurance, shipping and handling, applicable import, export and excise duties and sales tax (including VAT), and reduced by, returns, price protection credits, and trade discounts given to the customer in the normal course of business. Notwithstanding the foregoing, “Net Payments” shall equal, at a minimum, twenty five percent (25%) of such attributable Consideration.

Consideration attributed to 802.11 Intellectual Property shall be calculated as follows:

(i) In the event Buyer receives Consideration on an 802.11 Product relating solely to 802.11 Intellectual Property, all Consideration in respect of such Product shall be attributed to the 802.11 Intellectual Property, and

(ii) In the event Buyer receives Consideration on an 802.11 Product licensed under both 802.11 Intellectual Property and other Buyer Intellectual Property (that is, Intellectual Property other than or including Smart Antenna Intellectual Property), Consideration shall be attributed to the 802.11 Intellectual Property calculated based on the ratio of the value of the 802.11 capability (as measured by the difference between the average Net Selling Prices for similar products both with and without the 802.11 capability) to the average Net Selling Price of the applicable Product with the 802.11 capability. By way of example, if an 802.11 Product sold for $100, and a similar product that does not contain a 802.11 capability sold for $90, then the Consideration attributable to the 802.11 Intellectual Property is 1/10 of the total Consideration received by the Buyer related to such sale.

Consideration attributed to Smart Antenna Intellectual Property shall be calculated as follows:

(i) In the event Buyer receives Consideration on a Smart Antenna Product solely implicating and licensed under the Smart Antenna Intellectual Property, all Consideration in respect of such Product shall be attributed to the Smart Antenna Intellectual Property.

(ii) In the event Buyer receives Consideration on a Smart Antenna Product licensed solely under the Smart Antenna Intellectual Property and 802.11 Intellectual Property, Consideration shall be attributed to the Smart Antenna Intellectual Property calculated based on the Consideration received with respect to the Product encompassing the Smart Antenna, less the Consideration attributable to the 802.11 portion of the same Product as set forth in this definition above. By way of example, if Buyer receives total Consideration of $5.00 with respect to an item that is both a Smart Antenna Product and an 802.11 Product (and is not licensed for other Buyer Intellectual Property), and the Consideration attributable to the 802.11 Intellectual Property (as calculated above) is $1.00, the Consideration attributable to the Smart Antenna Intellectual Property is $4.00.

(iii) In the event Buyer receives Consideration on a Smart Antenna Product licensed under both Smart Antenna Intellectual Property and other Buyer Intellectual

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Property (that is, Intellectual Property other than or in addition to 802.11 Intellectual Property), Consideration shall be attributed to the Smart Antenna Intellectual Property calculated based on the ratio of the value of the Smart Antenna (as measured by the difference between the average Net Selling Prices for similar products both with and without the Smart Antenna) to the average Net Selling Price of the applicable Product with the Smart Antenna. By way of example, if a Smart Antenna Product sold for $100, and a similar product that does not contain a Smart Antenna sold for $90, then the Consideration attributable to the Smart Antenna Intellectual Property is 1/10 of the total Consideration received by the Buyer related to such sale.

By way of clarification, any Consideration received on the sale or assignment of a Smart Antenna Patent or 802.11 Patent shall not be considered a Net Payment but shall be considered Consideration received upon a sale or assignment of the Smart Antenna Patents or 802.11 Patents as set forth in the final paragraph of Section 2.02(b) hereof.

“Net Selling Price” means the price for similar products as reported by a recognized data collection and reporting firm agreeable to both parties.

“Non-Competition Agreement” shall mean a non-competition and confidentiality agreement, from Seller in substantially the form of Exhibit F attached hereto dated on or before the Closing Date (to become effective on the Closing Date), and duly executed by an authorized officer of Seller.

“Non-Critical Consents” means all Required Consents that are not Critical Consents.

“Notes” means that Senior Secured Promissory Note dated April 3, 2003 issued by Seller to IPR in an aggregate principal amount of $1,250,000 and that Senior Secured Promissory Note dated July 10, 2003 issued by Seller to IPR in an aggregate principal amount of $182,000, or the full amount advanced by Buyer.

“NSA” means normalized site attenuation.

“Object Code” means the fully compiled or assembled series of Computer Programs in machine language in either printed form or as stored software media.

“Patent Rights” means United States and foreign patents, patent registrations, patent applications, rights to technical information or technologies or know-how, continuations, continuations-in-part, divisions, renewals, revisions, extensions, reexaminations, reissues, patent disclosures, inventions (whether patentable or not, or whether reduced to writing or not) or improvements thereto and foreign counterparts to any of the foregoing.

“Permits” means the federal, state, local and other governmental and regulatory licenses, permits, orders, approvals and authorizations, and any applications therefore, which relate to, or are necessary to conduct the Business or to own or operate the Acquired Assets in accordance with applicable law.

“Permitted Encumbrances” shall mean Encumbrances relating to the Acquired Assets which are expressly listed in Section 4.05(b) of the Disclosure Schedule.

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“Person” means an individual, a corporation, a limited liability company, a partnership, an association, a trust or any other entity or organization, including a government or political subdivision or any agency or instrumentality thereof.

“Prime Rate” means the Prime Rate published in the Wall Street Journal (Eastern Edition) on the last calendar day of each month (or, if not a publication day, the Prime Rate last published prior to such last calendar day).

“Products” shall mean antenna, terminal units, infrastructure, software, test equipment, reference designs and modules, and components thereof. Terminal units shall include, without limitation, PCMCIA card, USB bolt-on device, USB client device, access point, personal digital assistants, laptops, handsets and other fully integrated modem/baseband/RF products. Infrastructure includes, without limitation, switching centers, base station controllers, base station transceivers, Node B stations, radio network controllers, network controllers, master switch centers, transmission equipment, and similar telephony equipment.

“Purchase Price” shall mean the Earn-Out plus the Initial Purchase Price.

“Qualifying Licenses” means any patent license agreement or other binding written document between a Third Party, on the one hand, and Buyer or one of its Affiliates, on the other hand, pursuant to which Buyer or an Affiliate grants a license to a Third Party in or under all or any portion of the 802.11 Intellectual Property or Smart Antenna Intellectual Property, or any rights under such patents. Qualifying Licenses shall in no event include any patent license agreement or other binding written document entered into on or before November 11, 2002. “Qualifying Licenses” will include a new amendment to an existing license agreement between a Third Party and Buyer or one of its Affiliates which adds the 802.11 Intellectual Property or Smart Antenna Intellectual Property (i.e., where that standard had previously not been covered).

“Records” means the originals or copies of all property and equipment records, production records, engineering records, purchasing and sales records, magnetic copies of computer files and documentation, customer and vendor lists, and other records and files which relate to the Acquired Assets; provided, however, “Records” shall not include the tax returns of Seller and policies or contracts of insurance.

“Required Consents” shall mean the authorizations, consents, approvals, orders or filings with or notice to any court, governmental agency, instrumentality or authority, or another entity or person, necessary for the execution and delivery of this Agreement by Seller or any Transaction Document or the consummation by Seller of the transactions contemplated hereby or thereby as listed on Section 4.04 of the Disclosure Schedule.

“Schedule” means any of the Schedules to this Agreement.

“Seller” shall mean Tantivy Communications, Inc., a Delaware corporation.

“Smart Antenna” means antennas utilizing multiple antenna elements with signal processing capabilities which enhance desired or reduce undesired transmissions to or from wireless Products.

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“Smart Antenna Intellectual Property” means the Seller’s Intellectual Property related to Smart Antenna.

“Smart Antenna Patents” means the Patent Rights identified on part (b) of Schedule 6.

“Smart Antenna Products” means Products, the manufacture, sale or use of which in the absence of a license would infringe Smart Antenna Patents.

“Software” means all Computer Programs and all modifications, customizations, enhancements and updates thereof (including foreign language versions) contained in subsequent “versions” or “releases,” including, without limitation, all data bases, compilations, tool sets, work benches, compilers, decompilers or other intangible property that are expressed in Object Code, and shall consist of the Source Code, Binary Code and Object Code therefore.

“Source Code” means the Computer Programs in human readable form.

“System Documentation” means documentation, however recorded, other than Source Code, which documents collectively the design and details of a particular software program and provides information to enable a reasonably knowledgeable computer programmer to make enhancements, revisions and modifications.

“Tax” and “Taxes” means any tax, whether federal, state, local or foreign (including any income tax, capital gains tax, value–added tax, sales or use tax, property tax, gross receipts tax, ad valorem tax, transfer tax, franchise tax, withholding tax, payroll tax, employment tax, excise tax, gift tax, or estate tax), levy, assessment, tariff, duty (including any customs duty), deficiency or other fee, and any related charge or amount (including any fine, penalty, interest, or addition to tax), imposed, assessed, or collected by or under the authority of any governmental body or payable pursuant to any tax–sharing agreement or any other contract relating to the sharing or payment of any such tax, levy, assessment, tariff, duty, deficiency or fee.

“Third Party” shall mean as to Seller, any Person other than Seller and its Affiliates, and as to Buyer, any Person other than Buyer or its Affiliates.

“Trade Secrets” means all United States and foreign proprietary processes, technologies, inventions, improvements, technical information, confidential ideas, trade secrets, know-how, concepts, methods, processes, formulae, reports, data, customer lists, mailing lists, business plans and other proprietary information relating to the Business, including without limitation the design, development, manufacture, and use thereof.

“Trademarks” means United States, state and foreign trademarks, service marks, logos, designs, slogans, package designs, product designs, assumed names, trade dress and trade names, whether registered or unregistered, domain names and pending applications to register the foregoing.

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“Transaction Documents” shall mean the Agreement as well as the other agreements, documents and instruments contemplated hereby or executed in connection herewith.

“Transfer Taxes” shall mean all sales, transfer and similar Taxes and fees incurred in connection with the purchase and sale of the Acquired Assets contemplated by this Agreement.

“WARN Act” shall mean the Worker Adjustment Retraining Notification Act and the regulations promulgated thereunder.

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